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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             ---------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                          NIELSEN MEDIA RESEARCH, INC.
                           (NAME OF SUBJECT COMPANY)

                          NIELSEN MEDIA RESEARCH, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   653929307
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                         ------------------------------

                               STEPHEN J. BOATTI
                             SENIOR VICE PRESIDENT,
                       CHIEF LEGAL OFFICER AND SECRETARY
                          NIELSEN MEDIA RESEARCH, INC.
                                299 PARK AVENUE
                            NEW YORK, NEW YORK 10171
                                 (212) 708-7500
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON
                   BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                             JOEL S. HOFFMAN, ESQ.
                              JOHN G. FINLEY, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                         NEW YORK, NEW YORK 10017-3954
                                 (212) 455-2000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Nielsen Media Research, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 299 Park Avenue, New York, New York 10171. The title of the equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the common stock, par value $0.01 per share (the "Common Stock"), of the Company, including the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of October 15, 1996, between the Company and First Chicago Trust Company of New York (the "Rights Agent"), as amended by the amendment thereto dated as of August 15, 1999 (as so amended, the "Rights Agreement"). References herein to the "Shares" mean the outstanding shares of the Common Stock and the associated Rights.

ITEM 2. TENDER OFFER OF THE BIDDER.

    This Statement relates to the tender offer (the "Offer") disclosed in a Tender Offer Statement on Schedule 14D-1 dated August 20, 1999 (the "Schedule 14D-1") by Niner Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of VNU USA, Inc., a Delaware corporation ("Parent"), to purchase all outstanding Shares at a price of $37.75 per share (the "Offer Consideration"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 20, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which Schedule 14D-1, Offer to Purchase, Letter of Transmittal and other documents, together with any supplements or amendments thereto, are referred to herein collectively as the "Offer Documents").

    According to the Schedule 14D-1, the principal executive offices of Parent and Purchaser are located at 1515 Broadway, New York, New York 10036.

    The Offer is being made pursuant to (i) the Agreement and Plan of Merger, dated as of August 15, 1999 (the "Merger Agreement"), among the Company, Parent and Purchaser and (ii) the Guarantee of VNU NV, the parent company of Parent (the "Guarantee"). Copies of the Merger Agreement and the Guarantee are filed as Exhibits to this Statement and are incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

    (b) Except as set forth in this Statement, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates.

EXECUTIVE AND EMPLOYEE RELATED ARRANGEMENTS

    The Company, Purchaser and Parent have agreed, pursuant to the Merger Agreement, that certain actions will be taken with respect to stock options held by directors and employees of the Company. Immediately prior to the Merger, each outstanding vested employee option to purchase Shares will be canceled by the Company and, in consideration, the Company will pay to the holder of the option an amount equal to the product of (A) the excess of the Merger Consideration (as defined below) over the exercise price per Share and (B) the number of Shares subject to such option. All vested and unvested stock options and stock units under the 1996 Nielsen Media Research, Inc. Non-Employee Directors' Plan and all vested and unvested stock options under the 1996 Nielsen Media Research, Inc. Replacement Plan for Certain Employees Holding The Dun & Bradstreet Corporation Equity Based Awards will be similarly canceled and cashed out. In addition, stock options held by William Jacobi, Chairman of the Company, under other option plans of the Company will be similarly canceled and cashed out.

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    All unvested employee stock options will be similarly canceled and cashed out, except that payments will be, with certain exceptions, subject to continued employment of the employee and deferred as follows:

    - all unvested options granted in November 1996 that would otherwise vest in November 1999 will be paid out in November 1999; and

    - other unvested options will be paid out in four equal installments over a two year period commencing at the closing of the Merger.

    The employees will be entitled to receive the entire deferred amounts under their unvested options upon death, disability or termination by the Company without cause or, for the Executives (as defined below) only, by the employee with good reason.

    The deferred amounts for the 20 executives who have entered into change in control agreements (which includes John Dimling, a director of the Company, the "Executives") with the Company will be deposited in an escrow account and accrue interest for the benefit of the Executives. The deferred amounts for all employees will be guaranteed by VNU NV, the ultimate corporate parent of Parent.

    The deferral of these payments with respect to the Executives requires their consent, which the Company will use reasonable best efforts to obtain. Nineteen of the Executives have already signed such consents.

    As part of the consents referred to in the previous paragraph, the consenting Executives will be subject to a noncompetition and nonsolicitation provision for an 18-month period after the termination of their employment. If such Executive remains employed by the Company for 15 months after the Merger, he or she will be entitled to receive the payment contemplated by his or her change in control agreement.

    Until the first anniversary of the Merger, Parent has agreed pursuant to the Merger Agreement to (a) provide each employee with employee benefits that are no less favorable, in the aggregate, than those provided immediately prior to the Merger and (b) maintain a severance package for each employee that is no less favorable than that maintained immediately prior to the Merger.

MERGER AGREEMENT

    The following is a summary of certain provisions of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement filed with the Commission as an exhibit to the Schedule 14D-9 and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Merger Agreement.

    THE OFFER On the fifth business day after the public announcement by Parent and Company of the execution and delivery of the Merger Agreement, Purchaser is required to commence an offer to purchase any and all outstanding Shares, at a price of $37.75 per share, net to the seller in cash (the "Offer Consideration"). The obligation of Parent and Purchaser to commence the Offer, to consummate the Offer and to accept for payment and pay for Shares validly tendered in the Offer and not withdrawn shall be subject to the conditions set forth in Section 14 of the Purchaser's Offer to Purchase dated August 20, 1999.

    The Merger Agreement provides that, without the prior written consent of the Company, Purchaser shall not (i) change the form of the consideration to be paid in the Offer, decrease the amount of the consideration to be paid in the Offer or decrease the number of Shares sought pursuant to the Offer, (ii) extend the expiration date of the Offer beyond the initial expiration date of the Offer, except (A) as required by applicable law, (B) that if, immediately prior to the expiration date of the Offer (as it may be extended), the Shares tendered and not withdrawn pursuant to the Offer constitute at least 80% but less than 90% of the outstanding Shares, Purchaser may, in its sole discretion, extend the Offer for one or more periods not to exceed an aggregate of five business days, notwithstanding that all conditions to the Offer

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are satisfied as of such expiration date of the Offer, (C) that if any condition to the Offer has not been satisfied or waived, Purchaser may, in its sole discretion, extend the expiration date of the Offer for one or more periods (not in excess of 10 business days each), but in no event later than December 22, 1999, (D) that if Parent reasonably and in good faith believes, based on the written advice of counsel to Parent, that legislation, Treasury regulations or any other authoritative pronouncement (in proposed form or otherwise) is about to be issued or enacted with a retroactive effective date, and such legislation, regulations or pronouncement would have a Material Adverse Effect (as defined below) on the Company as a result of the transactions contemplated by the Merger Agreement, Purchaser may, in its sole discretion, pending the issuance of such legislation, regulations or pronouncement, extend the expiration date of the Offer for one or more periods (not in excess of 10 business days each) until the earlier of (x) the date Parent notifies the Company of its intent to proceed with the Offer notwithstanding that such regulations or pronouncement have not been issued, (y) five business days after the issuance of such regulations or pronouncement or (z) December 15, 1999, or (E) as provided in the following paragraph, (iii) waive the condition (the "Minimum Condition") that there shall be validly tendered and not withdrawn prior to the time the Offer expires a number of Shares which, together with the Shares then owned by Parent, constitutes at least a majority of the Shares outstanding on a fully-diluted basis on the date of purchase, (iv) waive the condition relating to the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act (the "HSR Act") the condition relating to the opinion of counsel to be delivered to the Company and IMS Health Incorporated relating to certain tax matters or the condition relating to the non-termination of the Merger Agreement, (v) amend any term or other condition of the Offer in any manner adverse to holders of Shares, or (vi) impose any additional condition to the Offer; provided, however, that, except as set forth above and subject to applicable legal requirements, Purchaser may waive any condition to the Offer in its sole discretion; and provided, further, that the Offer may be extended in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the Securities and Exchange Commission.

    If certain of the conditions to the Offer, including (i) the expiration or termination of any applicable waiting period under the HSR Act; (ii) the absence of any statute, regulation, judgment, order or injunction that is enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, other than the applicable waiting periods under the HSR Act, that would prohibit or impose any material limitations on Parent's or Purchaser's acquisition of the Shares or ownership or operation of all or a material portion of the Company's business or assets; and (iii) the absence of certain disruptions in the securities or banking markets, shall not have been satisfied or waived at the initial expiration date of the Offer, Parent will, at the request of the Company, cause Purchaser to extend the expiration date of the Offer for one or more periods (not in excess of 10 business days each) but in no event later than December 22, 1999. If the Offer shall not have been consummated on the scheduled expiration date of the Offer due to the failure to satisfy the condition relating to the Central Works' Council of VNU (the "Works' Council"), Parent will, at the request of the Company, cause Purchaser to extend the expiration date of the Offer for one or more periods (not in excess of 10 business days each), but in no event later than April 7, 2000. If the Company reasonably and in good faith believes, based on written advice of counsel to the Company, that legislation, Treasury regulations or any other authoritative pronouncement (in proposed form or otherwise) is about to be issued or enacted with a retroactive effective date, and such regulations or pronouncement would have a Material Adverse Effect on the Company as a result of the transactions contemplated by the Merger Agreement, Parent will, at the request of the Company, cause Purchaser to extend the expiration date of the Offer for one or more periods until the earlier of (i) the date the Company notifies Parent of the Company's intent to proceed with the Offer notwithstanding that such regulations or pronouncement has not been issued, or (ii) five business days after the issuance of such regulations or pronouncement, but in no event shall the Company be entitled, pending the issuance of such legislation, regulations or pronouncement, to request that Parent cause Purchaser to extend the expiration date of the Offer beyond December 15, 1999.

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    THE MERGER  Pursuant to the Merger Agreement, after the completion of the
Offer and satisfaction or waiver, if permissible, of all conditions to the Merger, Purchaser will be merged with and into the Company (the "Merger") and the Company will be the surviving corporation (the "Surviving Corporation") in the Merger in accordance with the Delaware General Corporation Law (the "DGCL"). At the effective time of the Merger (the "Effective Time"), each Share then outstanding (other than Shares held by (i) the Company or any of its subsidiaries, (ii) Parent or any of its subsidiaries, including Purchaser, and
(iii) stockholders who properly perfect their appraisal rights under the DGCL) will be converted into the right to receive $37.75 in cash (the "Merger Consideration"), without interest.

    CONDITIONS TO THE MERGER. The respective obligations of each party to effect the Merger are subject to the satisfaction or written waiver of the following conditions: (i) Purchaser shall have accepted for payment and paid for all Shares validly tendered in the Offer and not withdrawn; provided, that the condition contained in this clause may not be invoked by Parent or Purchaser if Purchaser shall have failed to purchase Shares so tendered and not withdrawn in violation of the terms of the Merger Agreement or the Offer; (ii) the Merger Agreement shall have been adopted by the affirmative vote of the holders of the requisite number of shares of capital stock of the Company if such vote is required pursuant to the Company's certificate of incorporation, the DGCL or other applicable law; (iii) no temporary restraining order, injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; provided, however, that prior to invoking this condition the party so invoking this condition shall have used its best efforts to lift or remove such order, injunction, restraint or prohibition; and (iv) all necessary waiting periods under the HSR Act applicable to the Merger shall have expired or been earlier terminated.

    DIRECTORS. Promptly after the purchase of and payment for any Shares by Purchaser pursuant to the Offer, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company's Board of Directors as is equal to the product of the total number of directors (after giving effect to any increase in the size of such Board) multiplied by the percentage that the number of Shares beneficially owned by Purchaser at such time (including Shares so accepted for payment) bears to the total number of Shares then outstanding; provided that the Parent designees will constitute a majority of the entire Board of Directors. In furtherance thereof, the Company shall, upon request of Parent, use its reasonable best efforts promptly either to increase the size of its Board of Directors or to secure the resignations of such number of its incumbent directors, or both, as is necessary to enable such designees of Parent to be so elected or appointed to the Board of Directors, and the Company shall take all actions available to the Company to cause such designees of Parent to be so elected or appointed. At such time, the Company shall, if requested by Parent, also take all action necessary to cause persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as Parent is entitled to designate on the Company's Board of Directors of (i) each committee of the Company's Board of Directors, (ii) each board of directors (or similar body) of each subsidiary of the Company and
(iii) each committee (or similar body) of each such board.

    Notwithstanding the foregoing, the parties to the Merger Agreement shall use their respective best efforts to ensure that at least two of the members of the Board of Directors shall, at all times prior to the Effective Time, be directors of the Company who were directors of the Company on the date of the Merger Agreement (the "Continuing Directors"), provided, that, if there shall be in office less than two Continuing Directors for any reason, the Board of Directors shall cause the person designated by the remaining Continuing Director to fill such vacancy who shall be deemed to be a Continuing Director for all purposes of the Merger Agreement, or if no Continuing Directors then remain, the other directors of the Company then in office shall designate two persons to fill such vacancies who will not be officers or employees or affiliates of the Company, Parent, VNU NV or any of their respective subsidiaries and such persons shall be deemed to be Continuing Directors for all purposes of the Merger Agreement. From and after the time, if any, that Parent's designees constitute a majority of the Board of Directors and prior to the Effective Time, any amendment or modification of the Merger Agreement, any amendment to the

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Company's certificate of incorporation or by-laws, any termination of the Merger
Agreement by the Company, any extension of time for performance of any of the obligations of Parent or Purchaser under the Merger Agreement, any waiver of any condition to the Company's obligations under the Merger Agreement or any of the Company's rights under the Merger Agreement or other action by the Company under the Merger Agreement which adversely affects the holders of shares other than Parent or Purchaser be effected only if there are in office one or more Continuing Directors and such action is approved by the action of unanimous vote of the entire Board of Directors.

    STOCKHOLDERS' MEETING. The Merger Agreement provides that, if required by applicable law to consummate the Merger, the Company shall: (i) as soon as practicable following the purchase of Shares by Purchaser pursuant to the Offer, with the cooperation of Parent take all action necessary to convene and hold a special meeting of the stockholders of the Company (the "Stockholders Meeting") for the purposes of considering and voting upon the Merger Agreement and to solicit proxies pursuant to the Proxy Statement (as defined below) in connection therewith, and (ii) if requested by Parent, promptly prepare and file with the Commission a proxy statement or information statement (together with any amendment or supplement thereto, the "Proxy Statement") relating to the Stockholders Meeting in accordance with the Exchange Act and the rules and regulations thereunder. The Company shall (x) use its best efforts to respond to all comments made by the Commission with respect to the Proxy Statement and, subject to compliance with Commission rules and regulations, cause the Proxy Statement to be mailed to its stockholders at the earliest practicable date, and
(y) recommend that the stockholders of the Company vote in favor of the adoption of the Merger Agreement at the Stockholders Meeting and cause such recommendation to be included in the Proxy Statement. Notwithstanding the foregoing, in the event that Purchaser shall acquire at least 90% of the outstanding Shares in the Offer, Parent and Purchaser shall take all necessary actions to cause the Merger to become effective, as soon as practicable after the expiration of the Offer, without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL.

    STOCK OPTIONS. The Merger Agreement provides that (i) vested stock options under the Company's benefit plans shall, immediately prior to the Effective Time, be cancelled by the Company and in consideration of such cancellation, the Company shall pay to holders thereof an amount equal to the product of (a) the excess, if any, of the Merger Consideration over the exercise price per share subject to such stock option and (b) the number of shares subject to such stock options immediately prior to its cancellation (such payment shall be less any withholding taxes and without interest); and (ii) unvested stock options under the Company's benefit plans shall, immediately prior to the Effective Time but subject to the Company's obtaining any necessary waivers, be cancelled by the Company and in consideration of such cancellation, the Company shall pay to holders thereof an amount equal to the product of (a) the excess, if any, of the Merger Consideration over the exercise price per share subject to such stock option and (b) the number of shares subject to such stock options immediately prior to its cancellation (such payment shall be less any withholding taxes and without interest), provided that such payments shall be payable in four equal installments over a two-year period following the Effective Time, subject to certain continuing employment requirements, except that (x) the payment with respect to stock options granted in November 1996 that would otherwise vest in November 1999 will be paid in November 1999 and (y) the payment with respect to the stock options granted under the 1996 Replacement Plan for Certain Employees Holding The Dun & Bradstreet Corporation Equity Based Awards and the 1996 Non-Employee Directors' Stock Incentive Plan will be paid immediately prior to the Effective Time.

    EMPLOYEE BENEFIT MATTERS. The Merger Agreement provides that for a period of twelve months following the Effective Time, Parent shall, or shall cause the Surviving Corporation to, provide each individual who is employed by the Company or its subsidiaries immediately prior to the Effective Time (each, an "Affected Employee") with employee benefits that are no less favorable in the aggregate than those provided to each such Affected Employee immediately prior to the Effective Time, provided that Parent shall not be required to provide equity-based compensation to any employees. Parent shall, for a

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period of twelve months following the Effective Time, maintain (or cause it subsidiaries to maintain) a severance pay practice, program or arrangement for the benefit of each Affected Employee that is no less favorable than such practice, program or arrangement in effect immediately prior to the Effective Time with respect to such Affected Employee.

    Parent shall, or shall cause the Surviving Entity to, give Affected Employees full credit for purposes of eligibility, vesting and benefit accrual (except benefit accruals under any defined benefit pension plan) under such employee benefit plans or arrangements maintained by the Parent or the Surviving Corporation in which such Affected Employees participate for such Affected Employees' service with the Company or any subsidiary of the Company to the same extent recognized by the Company or such subsidiary immediately prior to the Effective Time.

    Parent shall, or shall cause the Surviving Entity to, (i) waive all limitations as to preexisting conditions exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees under any welfare benefit plans in which such Affected Employees may be eligible to participate after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such Affected Employees and that have not been satisfied as of the Effective Time under any welfare plan maintained for the Affected Employees immediately prior to the Effective Time, and (ii) provide each Affected Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such Affected Employees are eligible to participate in after the Effective Time.

    REPRESENTATIONS AND WARRANTIES. In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other things, corporate organization, subsidiaries, authority to enter into the Merger Agreement, no conflicts between the Merger Agreement and the Company's organizational documents, agreements or applicable law, the receipt of required consents, capital structure, filings with the Commission, financial statements, absence of certain changes or events, undisclosed liabilities, real property, Year 2000 computer system preparedness, intellectual property, material contracts, litigation, compliance with applicable laws, environmental matters, tax matters, benefit plans, labor matters, brokers' and finders' fees, receipt of the financial advisor opinion, votes required to approve the Merger Agreement and actions necessary under the Rights Agreement. Notwithstanding anything to the contrary contained in the Merger Agreement, the Company makes no representation nor warranty with respect to any matter which is covered by an indemnification obligation of IMS Health Incorporated pursuant to the Distribution Agreement, dated as of June 30, 1998, between the Company and IMS Health Incorporated.

    In the Merger Agreement, each of Parent and Purchaser has made customary representations and warranties to the Company with respect to, among other things, corporate organization, authority to enter into the Merger Agreement, no conflicts between the Merger Agreement and Parent's and Purchaser's organizational documents, agreements or applicable law, the receipt of required consents, availability of funds and non-ownership of Shares.

    Certain representations and warranties in the Merger Agreement are qualified as to "materiality" or "Material Adverse Effect". "Material Adverse Effect" with respect to any person means a material adverse effect on (i) the ability of such person to perform its obligations under the Merger Agreement or to consummate the transactions contemplated thereby or (ii) the financial condition, business or results of operations of such person and its subsidiaries taken as a whole, other than any change, circumstance or effect relating to (w) the economy or securities markets in general, (x) the industries in which such person operates and not specifically relating to such person, (y) the performance of the Merger Agreement or the transactions contemplated thereby and (z) the failure of any stockholder of NetRatings, Inc. to enter into certain agreements with NetRatings and the Company.

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    INTERIM OPERATIONS.  The Merger Agreement provides that subject to certain exceptions, the Company shall, and shall cause each of its subsidiaries to, act and carry on its business in the ordinary course of business consistent with past practice and, to the extent consistent therewith, use its reasonable best efforts to preserve intact its current business organizations, keep available the services of its current key officers and employees and preserve the goodwill of those engaged in material business relationships with the Company. Without limiting the generality of the foregoing, subject to certain exceptions, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior consent of Parent:

    (1) (a) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its outstanding capital stock (other than, with respect to a subsidiary of the Company, to its corporate parent), (b) split, combine or reclassify any of its outstanding capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its outstanding capital stock, or (c) purchase, redeem or otherwise acquire any shares of outstanding capital stock or any rights, warrants or options to acquire any such shares, except, in the case of this clause (c), for the acquisition of Shares from holders of stock options in full or partial payment of the exercise price payable by such holder upon exercise of stock options;

    (2) issue, sell, grant, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities, other than (A) upon the exercise of vested stock options outstanding on the date of the Merger Agreement and (B) the sale of up to 60,000 Shares in accordance with the terms of the Employee Stock Purchase Plan consistent with past practice but only to the extent such Shares are sold pursuant to elections made on or before June 30, 1999;

    (3) amend its certificate of incorporation, by-laws or other comparable charter or organizational documents;

    (4) directly or indirectly acquire, make any investment (other than investments not exceeding $1,000,000 in the aggregate) in, or make any capital contributions to, any person (other than a subsidiary of the Company) other than in the ordinary course of business;

    (5) make any new capital expenditure or expenditures in excess of $1,000,000 in the aggregate, other than as set forth in the Company's budget for capital expenditures made available to Parent;

    (6) enter into, amend or terminate any material contract involving expenses of at least $1,000,000 per year other than in the ordinary course of business consistent with past practice;

    (7) directly or indirectly sell, pledge or otherwise dispose of or encumber any of its properties or assets that are material to its business, except for sales, pledges or other dispositions or encumbrances in the ordinary course of business consistent with past practice;

    (8) (a) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, other than indebtedness owing to or guarantees of indebtedness owing to the Company or any direct or indirect wholly owned subsidiary of the Company or (b) make any loans or advances to any other person, other than to the Company or to any direct or indirect wholly owned subsidiary of the Company and other than routine advances to employees consistent with past practice, except, in the case of clause (a), for borrowings under the Company's existing credit facilities in the ordinary course of business;

    (9) grant or agree to grant to any director or employee (other than officers, employees and consultants who receive less than $200,000 in total annual cash compensation) any increase in wages or bonus, severance, profit sharing, retirement, deferred compensation, insurance or other compensation or benefits to such officers and employees, or establish any new compensation or benefit plans or arrangements, or amend or agree to amend any existing benefit plans;

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    (10) except as set forth in the Merger Agreement and except as required under the existing benefit plans, accelerate the payment, right to payment or vesting of any bonus, severance, profit sharing, retirement, deferred compensation, stock option, insurance or other compensation or benefits;

    (11) enter into or amend any employment, consulting, severance or similar agreement with any existing officers or employees (other than officers and employees who receive less than $200,000 in total annual cash compensation);

    (12) make or rescind any tax election or settle or compromise any income tax liability of the Company or its subsidiaries with any governmental entity or settle any action, suit, claim, investigation or proceeding with any governmental entity (legal, administrative or arbitrative) in an amount in excess of $500,000;

    (13) pay, discharge or satisfy any claims, liabilities or obligations, other than the payment, discharge or satisfaction (a) of any such claims, liabilities or obligations in the ordinary course of business or (b) of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company and its consolidated subsidiaries or (c) other than settlements which involve solely the payment of money that would not result in an uninsured or underinsured payment by or liability of the Company in excess of $2,000,000 in the aggregate above reserves established therefor on the books of the Company;

    (14) except as disclosed in the Company's publicly filed documents or required by a governmental entity or generally accepted accounting principles, make any change in any method of accounting or accounting practice or policy, except as required by generally accepted accounting principles;

    (15) enter into any agreement, understanding or commitment that materially restrains, limits or impedes the Company's ability to compete with or conduct any material line of business, including, but not limited to, geographic limitations on the Company's activities;

    (16) plan, announce, implement or effect any reduction in force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of the Company or its subsidiaries (excluding routine employee terminations);

    (17) amend or modify in any material respect, waive any rights under or terminate any agreements existing as of the date of the Merger Agreement between the Company and NetRatings; or

    (18) authorize any of, or commit or agree to take any of, the foregoing actions, except to the extent such action is otherwise expressly contemplated by the Merger Agreement.

    NO SOLICITATION. The Merger Agreement provides that the Company shall not, and the Company shall use its reasonable best efforts to cause its officers, directors, advisors, representatives and other agents not to, directly or indirectly, (i) solicit, initiate or knowingly encourage any inquiries relating to, or the submission of, any Acquisition Proposal (as defined below), (ii) participate in any discussions or negotiations regarding any Acquisition Proposal, or, in connection with any Acquisition Proposal, furnish to any person any information or data with respect to or access to the properties of the Company or any of its subsidiaries, or take any other action to facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal or (iii) enter into any agreement with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal; provided that, if the Board of Directors of the Company has concluded in good faith, based on the advice of outside counsel, that such action is reasonably necessary for the Board of Directors to act in a manner consistent with its fiduciary duties under applicable law, then the Company may furnish information with respect to the Company and its subsidiaries and participate in discussions or negotiations regarding such Acquisition Proposal, in which case the Company will not disclose any information to such person without entering into a confidentiality agreement substantially identical to the confidentiality agreement previously executed by the Company and VNU NV (it being understood that the Company may enter into a confidentiality agreement without a standstill or with a standstill provision less favorable to the Company if it waives or similarly modifies the standstill provision in the confidentiality agreement with VNU NV). The Company will promptly (but in no case later than 24 hours after receipt) provide Parent with a copy of any written Acquisition Proposal received and a written statement with respect to any non-written Acquisition Proposal received, which statement shall include the identity of the parties making the Acquisition Proposal and the material terms thereof. The Company shall keep Parent informed on a current basis of the status and content of any discussions regarding any Acquisition Proposal with a third party.

    For purposes of the Merger Agreement, "Acquisition Proposal" means any offer or proposal for a merger, consolidation, share exchange, recapitalization, liquidation or other business combination involving the Company or any of its subsidiaries or the acquisition or purchase of 20% or more of any class of equity securities of the Company or any of its subsidiaries, or any tender offer (including self-tenders) or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of the Company or any of its subsidiaries, or a substantial portion of the assets of, the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement.

    A "Superior Proposal" is defined as an Acquisition Proposal which the Board of Directors determines, in good faith after consultation with an independent, nationally recognized investment banking firm, (i) if consummated would result in a transaction more favorable to the Company's stockholders, from a financial point of view, than the transactions contemplated by the Merger Agreement and
(ii) is reasonably capable of being financed by the person making such Acquisition Proposal.

    Nothing contained in the Merger Agreement shall prohibit the Company or the Company's Board of Directors from taking and disclosing to the Company's stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act (or any similar communications in connection with the making or amendment of a tender offer or exchange offer) or from making any disclosure required by applicable law or, prior to the consummation of the Offer, from taking any action contemplated by paragraph 8.1(d)(i) under "Termination" below, including having the Board of Directors take such actions as are necessary to approve or resolve to approve the intention to enter into an agreement with respect to a Superior Proposal (or any announcement in connection therewith) or enter into an agreement with respect to a Superior Proposal concurrently with termination pursuant to paragraph 8.1(d)(i) under "Termination" below.

    TERMINATION. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

    (a) By the mutual written consent of Parent and the Company; provided that if Parent shall have nominated a majority of the directors of the Company's Board of Directors, such consent of the Company may only be given if unanimously approved by the entire Board of Directors.

    (b) By either of Parent or the Company if (i) a statute, rule or executive order shall have been enacted, entered or promulgated prohibiting the transactions contemplated by the Merger Agreement or (ii) any governmental entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use their reasonable best efforts (or, in connection with obtaining antitrust approval from any governmental entity, best efforts) to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and non-appealable.

    (c) By either of Parent or the Company if the consummation of the Offer shall not have occurred on or before December 22, 1999 (the "Termination Date"); provided that the party seeking to terminate the Merger Agreement has not breached in any material respect its obligations under the Merger Agreement. The Termination Date will be extended to such later date (but in no event later than April 17, 2000) as the Offer shall have been extended by Purchaser at the request of the Company in connection with the failure of the condition relating to the Works' Council to have been satisfied, unless another condition shall not have been satisfied and either (x) Parent can reasonably demonstrate that such failure to be satisfied resulted from a reason other than the failure of the condition relating to the Works' Council to be satisfied or (y) such condition failed to be satisfied as a result of a material breach by the Company of its obligations under the Merger Agreement.

    (d) By the Company:

       (i) if, prior to the purchase of the Shares pursuant to the Offer, (A) the Board of Directors of the Company directs the Company to notify Parent in writing that it intends to enter into an agreement with respect to a Superior Proposal attaching the most current version of such agreement to such notice, (B) Parent does not make, within four business days of receipt of the Company's written notification of its intention to enter into a binding agreement for a Superior Proposal, an offer that the Board of Directors of the Company determines, in good faith after consultation with its financial advisors, is at least as favorable to the stockholders of the Company as such Superior Proposal and (C) the Company prior to such termination pursuant to this paragraph (d)(i) pays to Parent in immediately available funds the Termination Fee (as defined below); or

       (ii) if Parent or Purchaser shall have terminated the Offer or the Offer expires without Parent or Purchaser purchasing any Shares pursuant thereto; provided that the Company may not terminate the Merger Agreement pursuant to this paragraph (d)(ii) if it is in material breach of the Merger Agreement; or

       (iii) prior to the consummation of the Offer, if (A) there shall be a breach of any representation or warranty of Parent or Purchaser in the Merger Agreement that is qualified as to Material Adverse Effect,
           (B) there shall be a breach in any material respect of any representation or warranty of Parent or Purchaser in the Merger Agreement that is not so qualified, other than any such breaches which, in the aggregate, have not had or would not reasonably be likely to have a Material Adverse Effect on Parent and Purchaser, taken as a whole, or (C) there shall be a material breach by Parent or Purchaser of any of its covenants or agreements contained in the Merger Agreement, which breach, in the case of clause (A), (B) or
           (C), either is not reasonably capable of being cured or, if it is reasonably capable of being cured, has not been cured within the earlier of (x) 10 days after giving of notice to Parent of such breach and (y) the expiration of the Offer, provided that the Company may not terminate the Merger Agreement pursuant to this paragraph
           (d)(iii) if it is in material breach of the Merger Agreement.

    (e) By Parent or Purchaser:

       (i) if, prior to the purchase of the Shares pursuant to the Offer, the Board of Directors of the Company shall have withdrawn, or modified or changed in a manner adverse to Parent or Purchaser, its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended or approved an Acquisition Proposal, it being understood and agreed that neither a notice of the Company's intent to terminate the Merger Agreement pursuant to paragraph (d)(i) above and any subsequent public announcement of such notice nor any communication by the Board of Directors of the Company to the stockholders of the Company pursuant to Rule 14d-9(e)(3) under the Exchange Act (or any similar communication to the stockholders of the Company in connection with the making or amendment of a tender offer or exchange offer) shall entitle Parent to terminate the Merger Agreement pursuant to this paragraph (e)(i), unless the Company enters into a definitive agreement with respect to an Acquisition Proposal; or

       (ii) if there shall have been a material breach by the Company of any provision described under "No Solicitation"; or

       (iii) if the Offer has expired or terminated without Parent or Purchaser purchasing any Shares thereunder and Purchaser is neither required to accept and pay for the Shares tendered in the Offer nor extend the expiration date of the Offer, provided that Parent or Purchaser may not terminate the Merger Agreement pursuant to this paragraph
           (e)(iii) if Parent or Purchaser is in material breach of the Merger Agreement; or

       (iv) if the Company shall have (i) exempted for purposes of Section 203 of the DGCL any acquisition of Shares by any person or "group" (as defined in Section 13(d)(3) of the Exchange Act), other than Parent, Purchaser or their affiliates, or (ii) amended (or agreed to amend) its Rights Agreement or redeemed (or agreed to redeem) its outstanding Rights thereunder for the purpose of exempting an acquisition of Shares from such Rights Agreement and Rights; or

       (v) prior to the consummation of the Offer if (A) there shall be a breach of any representation or warranty of the Company in the Merger Agreement that is qualified as to Material Adverse Effect, (B) there shall be a breach in any material respect of any representation or warranty of the Company in the Merger Agreement that is not so qualified other than any such breaches which, in the aggregate, have not had or would not reasonably be likely to have a Material Adverse Effect on the Company, or (C) there shall be a material breach by the Company of any of its covenants or agreements contained in the Merger Agreement, which breach, in the case of clause (A), (B) or (C), either is not reasonably capable of being cured or, if it is reasonably capable of being cured, has not been cured within the earlier of (x) 10 days after giving of written notice to the Company of such breach and (y) the expiration of the Offer; provided, further, that Parent or Purchaser may not terminate the Merger Agreement pursuant to this paragraph (e)(v) if Parent or Purchaser is in material breach of the Merger Agreement.

    TERMINATION FEE. If (i) Parent or Purchaser terminates the Merger Agreement pursuant to paragraph (e)(i) or (iv) under the heading "Termination" above or
(ii) the Company terminates the Merger Agreement pursuant to paragraph (d)(i) under the heading "Termination" above, then in each case, the Company shall pay, or cause to be paid to Parent, an amount equal to $70 million (the "Termination Fee"). In addition, if (i) the Merger Agreement is terminated pursuant to paragraph (e)(ii), (e)(iii), or (d)(ii) under the heading "Termination" above (unless (A) the only conditions to the Offer that were not satisfied were the condition relating to tax opinions and those conditions that either (x) the Company can reasonably demonstrate were not satisfied due to the failure of the condition relating to tax opinions to be satisfied or (y) were not satisfied as a result of a material breach by Parent or Purchaser of its obligations under the Merger Agreement and (B) the condition relating to tax opinions was not satisfied solely because of the occurrence of an event set forth in clause (x) of paragraph (iii) under "Conditions to the Offer" in Section 14 of the Offer to Purchase and/or the failure of Parent to deliver the representation letter referred to in clause (y) of paragraph (iii) under "Conditions to the Offer" in
Section 14 of the Offer to Purchase); (ii) on the date of such termination no condition to the Offer has failed to be satisfied as a result of a material breach of the Merger Agreement by Parent or Purchaser and prior thereto there shall have been publicly announced, and not withdrawn in good faith, an Acquisition Proposal; and (iii) within fifteen months after such termination, the Company shall enter into an agreement with respect to any Acquisition Proposal, then the Company shall pay the Termination Fee concurrently with entering into any such agreement. If the condition relating to the Works' Council is not satisfied and the Merger Agreement is terminated pursuant to paragraph (c) under the heading "Termination" above, unless another condition to the Offer shall not have been satisfied and either (x) Parent can reasonably demonstrate that such failure to be satisfied resulted from a reason other than the failure of the condition relating to the Works' Council to be satisfied or
(y) such condition failed to be satisfied as result of a material breach by the Company of its obligations under the Merger Agreement, then Parent shall pay, or cause to be paid, to the Company an amount equal to $70 million which shall be paid (x) at or prior such termination by Parent and as a condition to such termination or (y) not later than two business days following such termination by the Company.

    INDEMNIFICATION. Pursuant to the Merger Agreement, Parent and Purchaser have agreed that, for a period of six years after the Effective Time, the provisions with respect to indemnification, exculpation, and advancement of expenses set forth in the certificate of incorporation and by-laws of the Company as in effect on the date of the Merger Agreement shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of individuals who at any time prior to the Effective Time were directors or officers of the Company in respect of actions or omissions occurring at or prior to the Effective Time (including without limitation the transactions contemplated by the Merger Agreement), unless such modification is required by law.

    The Merger Agreement also provides that, from and after the Effective Time, Parent shall cause the Surviving Corporation to, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time, an officer or director of the Company (the "Covered Parties") against all losses, claims, damages, costs, expenses (including reasonable attorneys' fees and expenses), liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party (which approval shall not be unreasonably withheld or delayed) incurred in connection with any threatened or actual action, suit or proceeding based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of the Company ("Indemnified Liabilities"), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, the Merger Agreement or the transactions contemplated thereby, in each case, to the full extent that a corporation is permitted under the DGCL to indemnify its own directors or officers, as the case may be. In the event any such claim, action, suit, proceeding or investigation is brought against any Covered Party, the indemnifying party shall assume and direct all aspects of the defense thereof, including settlement, and the Covered Party shall cooperate in the vigorous defense of any such matter. The Covered Party shall have a right to participate in (but not control) the defense of any such matter with its own counsel and at its own expense. The indemnifying party shall not settle any such matter unless
(i) the Covered Party gives prior written consent, which shall not be unreasonably withheld or delayed, or (ii) the terms of the settlement provide that the Covered Party shall have no responsibility for the discharge of any settlement amount and impose no other obligations or duties on the Covered Party and the settlement discharges all rights against the Covered Party with respect to such matter. In no event shall the indemnifying party be liable for any settlement effected without its prior written consent. Any Covered Party wishing to claim indemnification under the Merger Agreement, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent and the Surviving Corporation (but the failure so to notify shall not relieve the indemnifying party from any liability which it may have under the Merger Agreement except to the extent such failure materially prejudices such indemnifying party), and shall deliver to Parent and the Surviving Corporation the undertaking contemplated by Section 145(e) of the DGCL. The Covered Parties as a group will be represented by a single law firm (plus no more than one local counsel in any jurisdiction) with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Covered Parties. The rights to indemnification under the Merger Agreement shall continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Indemnified Liabilities asserted or made within such period shall continue until the disposition of such Indemnified Liabilities.

    The Merger Agreement provides that, for a period of six years after the Effective Time, Parent shall cause to be maintained in effect policies of directors' and officers' liability insurance, for the benefit of those persons who are covered by the Company's directors' and officers' liability insurance policies at the Effective Time, providing coverage with respect to matters occurring prior to the Effective Time that is at least equal to the coverage provided under the Company's current directors' and officers' liability insurance policies, to the extent that such liability insurance can be maintained at an annual cost to Parent not greater than 200 percent of the premium for the current Company directors' and officers' liability insurance; provided that if such insurance cannot be so maintained at such cost, Parent shall maintain as much of such insurance as can be so maintained at a cost equal to 200 percent of the current annual premiums of the Company for such insurance.

    GUARANTEE. Pursuant to a Guarantee, dated as of August 15, 1999, VNU NV has unconditionally, absolutely and irrevocably guaranteed to the Company and any third party beneficiaries under the Merger Agreement (to the extent of their third party beneficiary rights thereunder) the full payment and performance of all covenants, agreements, obligations and liabilities of Parent, Purchaser and the Surviving Corporation contained in the Merger Agreement, including the provisions described above under "Stock Options" and "Indemnification."

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS

    The Board of Directors, at a meeting duly called and held on August 15, 1999, unanimously determined that the Offer, the Merger and the other transactions to be effected pursuant to the Merger Agreement are fair to and in the best interests of the stockholders of the Company, and declared advisable and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

    THE BOARD OF DIRECTORS RECOMMENDS THE ACCEPTANCE OF THE OFFER AND THE ADOPTION OF THE MERGER AGREEMENT BY THE STOCKHOLDERS OF THE COMPANY. See "Background of the Offer; Reasons for the Recommendation--Reasons for the Recommendation; Factors Considered by the Board" for a discussion of the factors considered by the Board in making its recommendation.

    A copy of the press release issued by the Company announcing signing of the Merger Agreement is filed as Exhibit 7(b) to this Statement and is incorporated herein by reference.

    (b) BACKGROUND OF THE OFFER; FACTORS CONSIDERED BY THE BOARD

    (1) BACKGROUND OF THE OFFER

    Early in 1999, Gerald Hobbs, the chief executive officer of Parent, met with John Dimling, the chief executive officer of the Company, to discuss their respective businesses and VNU's United States strategy. Mr. Hobbs had first been introduced to Mr. Dimling in December 1998, at which time they had discussed their respective businesses. At the early 1999 meeting, Mr. Hobbs also inquired as to whether Mr. Dimling would support an acquisition of the Company by Parent if such proposal were authorized by VNU in the future. Mr. Dimling informed Mr. Hobbs that the Company was not for sale.

    On July 14, 1999, Mr. Hobbs met with Mr. Dimling and indicated that Parent was prepared to make an offer to acquire the Company for $36 per share in cash. Mr. Hobbs indicated that the offer would not be subject to a financing condition and would be made on a friendly basis only. Mr. Hobbs also insisted that discussions between the Company and Parent be conducted on an exclusive basis. Mr. Dimling again responded that the Company was not for sale but that he would discuss the proposal with the Company's Board of Directors and its financial and legal advisors.

    Meetings of the Board of Directors had been scheduled on July 21 and 22, 1999 to review and discuss the management's strategic plan for the Company. Since the purpose of the meetings provided an opportunity to compare the Company's strategic plan to the alternative of a sale of the Company, there was a review of Parent's proposal early in the meetings. This included a presentation by representatives of Morgan Stanley & Co. Incorporated, the Company's financial advisor ("Morgan Stanley"), which included, among other matters, an overview of the historical performance of the Shares, valuations of the Company based on various methodologies and a review of valuation parameters for the Company's contemplated joint venture with NetRatings, Inc. ("NetRatings"). At the meeting, representatives of Simpson Thacher & Bartlett, the Company's outside legal counsel, also provided a review of the Board's legal duties with respect to a possible sale of the Company. The Company's management then presented its strategic plan.

The Board then discussed, among other matters, their evaluation of the strategic plan and the execution risk in achieving that plan. The Board also discussed whether this was an opportune time to sell the Company and, with management's assistance, compared the Parent's proposal with the values that could be obtained for stockholders pursuant to the strategic plan.

    At the conclusion of the meetings, the Board authorized management and Morgan Stanley, as a starting point for negotiations, to communicate that the Company was seeking a sale price of $40 per share or more. Morgan Stanley was further instructed to convey that, in any event, the Company would not be interested in pursuing discussions unless Parent was prepared to minimize uncertainty as to the consummation of a transaction, including risks relating to the absence of binding agreements relating to NetRatings. The Board of Directors also considered with the Company's management and its financial and legal advisors the advantages and disadvantages of satisfying Parent's precondition of negotiating on an exclusive basis, including Morgan Stanley's advice that a solicitation of other parties could potentially jeopardize discussions with Parent.

    On July 23, representatives of Morgan Stanley contacted Mr. Hobbs to convey the Company's position with respect to price and other matters. On July 26, representatives of Merrill Lynch & Co., Parent's financial advisor ("Merrill Lynch"), responded to Morgan Stanley that Parent was not prepared to pay $40 per share and that, only with additional due diligence and satisfactory resolution of certain issues, could Parent consider meaningfully raising the price of its offer. Merrill Lynch also indicated that Parent was willing to address the Company's concerns with respect to certainty of closing. At the direction of the Company's management, Morgan Stanley responded that preliminary discussions between the companies could proceed based upon Parent's willingness to meet the Company's other conditions and subject to the understanding that price would ultimately have to be meaningfully increased.

    On July 28, the Company and VNU entered into a confidentiality and standstill agreement. On that date, Mr. Dimling and Mr. Thomas Young, the chief financial officer of the Company, and representatives of Morgan Stanley met with Mr. Hobbs, Mr. Thomas Mastrelli, the chief operating officer of Parent, and other executives of VNU and Parent and representatives of Merrill Lynch to discuss the Company's strategic plan and its business affairs and prospects as a prelude to further due diligence.

    At a subsequent meeting held on August 2 attended by management and financial advisors of the two parties, Mr. Hobbs stated that Parent was prepared to offer $38 per share in a two-step tender offer and merger transaction, subject to finalizing due diligence and satisfactorily resolving other issues. Mr. Hobbs also indicated that a transaction would need to address Parent's concern regarding the number of outstanding management stock options and the possible impact on management retention and that Parent would like the Company to use reasonable best efforts to execute agreements with NetRatings. Mr. Hobbs also indicated that Parent and its representatives would like to commence confirmatory due diligence of the Company.

    That evening a telephonic meeting of the Board of Directors was convened. Messrs. Dimling and Young and representatives of Morgan Stanley and Simpson Thacher & Bartlett reported the status of discussions between Parent and the Company and responded to questions from the Board. The Board of Directors instructed management and its advisors to continue discussions, particularly with regard to seeking a higher price.

    On August 3, representatives of Morgan Stanley conveyed to representatives of Merrill Lynch that Parent's proposal was insufficient and that the Company was seeking to have Parent increase its offer to $40 per share or more. After consultation with Parent, Merrill Lynch advised Morgan Stanley that Parent was not prepared to pay $40 per share but might be prepared to pay more than $38 per share after conducting further due diligence and resolving the principal terms of the merger agreement.

    Beginning on August 3, Parent conducted a due diligence review of the Company, which included additional meetings with various Company executives and a review of documents provided by the Company.

    On August 4, Simpson Thacher & Bartlett delivered a draft merger agreement to Parent and its advisors providing for a single-step merger transaction (without a tender offer) and reflecting the Company's position relating to a number of matters, including NetRatings and other matters relating to certainty of closing and the flexibility to explore third party offers. Later that day, Parent's outside legal counsel, Skadden, Arps, Slate, Meagher and Flom LLP, delivered to the Company and its advisors a draft merger agreement, which contemplated a two-step transaction with a tender offer and Parent's position on a number of issues.

    On August 5, the parties and their advisors met to discuss the principal differences between the two drafts of the merger agreement. The Company's legal advisors indicated that, while they were prepared to work with Parent's draft merger agreement, Parent must be prepared to give up the two-step transaction structure or extend the tender offer period to more than 20 business days. The Company's legal advisors further indicated that Parent must be prepared to accept the Company's terms with respect to NetRatings, limited conditionality and flexibility to entertain other offers. Parent's advisors stated that Parent was not prepared to accept a tender offer period in excess of 20 business days because Parent wanted to close the transaction quickly. Parent's advisors stated further that they believed that Parent and the Company would be able to reach a mutually satisfactory resolution on the other significant issues identified by the Company's advisors.

    Between August 5 and August 10, the outside legal counsel of the Company and Parent, in consultation with respective management and financial advisors, continued to negotiate the terms of the merger agreement.

    On August 9, representatives of Morgan Stanley inquired of Merrill Lynch whether, in light of the progress made with respect to due diligence and negotiation of the merger agreement, Parent was prepared to increase its offer. After consultation with Parent's management, its financial advisors replied that, subject to resolving certain open items including the status of NetRatings documents, Parent was prepared to enter into a two-step merger agreement at a price of $38.50 per share with a $85 million termination fee and a 20 business day tender offer period. After consultation with the Company's management, Morgan Stanley indicated that the Company would schedule a Board meeting on August 10 to consider the transaction and that the parties should continue to negotiate these and other terms of the merger agreement.

    On August 10, Messrs. Dimling and Young attended a previously scheduled meeting with the management of NetRatings and were informed that NetRatings was no longer willing to accept the Company's planned joint venture investments on the terms contemplated by a previously negotiated term sheet between the Company and NetRatings. Based on this uncertainty, management of the Company decided that the scheduled Board meeting should be used to inform the Board of recent developments relating to NetRatings and the merger negotiations but that it would not be possible to request the Board to approve the transaction with Parent at such time.

    That evening, a meeting of the Board of Directors was convened. The Company's management reported to the Board on the development with respect to NetRatings and the status of negotiations with Parent. The representatives of Simpson Thacher & Bartlett outlined the Board's legal duties in light of a possible sale of the Company and reviewed with the Board the principal terms and conditions of the then current draft of the merger agreement, as well as tax, regulatory and other legal matters relating to the transaction with Parent. Representatives of Morgan Stanley reviewed the potential impact of the NetRatings developments on the transaction with Parent, including price negotiations. At the request of the Board of Directors, management gave its evaluation of the Company's prospects for developing an internet business using its rights under its existing license agreement with NetRatings but without NetRatings' further participation. After the Company's management and financial and legal advisors responded to additional questions from the Board and after additional discussion among the directors, the Board authorized management to continue discussions with representatives of NetRatings and Parent.

    On August 11, the respective management and financial and legal advisors of the Company and Parent met to discuss the developments with respect to NetRatings and its potential implications on the transaction with Parent. At the conclusion of this meeting, Parent requested that the Company attempt to clarify its understanding with NetRatings and indicated that, once such understanding was clarified, Parent would determine at what price and other terms it would be prepared to proceed.

    Between August 11 and August 14, the respective management and legal and financial advisors of the Company and NetRatings met to negotiate a definitive agreement with respect to the Company's investment in NetRatings. On August 14, the Company and NetRatings entered into a definitive agreement which contemplated a series of investments by which the Company could acquire a majority of the common stock of NetRatings at the time of an initial public offering of NetRatings. This agreement addressed the Company's primary objective of having the ability to obtain majority ownership over a period of time and NetRatings' desire for a higher valuation and near-term operating and financial independence.

    On August 13, based on the progress of the Company's discussions with NetRatings, Merrill Lynch, after consultation with Parent, communicated that Parent was prepared to enter into a two-step transaction at $37.50 per share pursuant to a merger agreement contemplating an $85 million termination fee, a 20 business day tender offer period and the execution of an agreement with NetRatings as a precondition to the execution of the merger agreement. Merrill Lynch explained Parent's view that the restructured NetRatings transaction diminished Parent's valuation of the Company by over $2.50 per share but, that notwithstanding, Parent was prepared to proceed at a price of $37.50 per share ($1.00 below its earlier offer). Representatives of Morgan Stanley countered with a price of $38 per share and various other conditions. After additional discussions, the Company's management agreed to present to the Board of Directors a price of $37.75. As part of these negotiations, Merrill Lynch, after consultation with Parent, agreed to a termination fee of $70 million and agreed not to commence the Offer until the fifth business day after the announcement of the transaction. Between August 13 and August 15, the management and financial and legal advisors of the two parties completed the negotiation of the remaining issues in the merger agreement.

    On the evening of August 15, 1999, a meeting of the Board of Directors was convened. Mr. Dimling reported on the progress with respect to Parent and NetRatings and made a presentation with respect to management's recommendation that the Board approve the transaction with Parent. Representatives of Simpson Thacher & Bartlett updated the Board on the final terms and conditions of the Merger Agreement and reviewed for the Board, among other things, the conditions of the Offer relating to tax opinions and the Dutch workers council. Representatives of Morgan Stanley delivered its opinion that the consideration to be received by the stockholders in the Offer and the Merger was fair from a financial point of view and its underlying analysis. The Board discussed the proposed transaction and posed questions to the Company's management and its financial and legal advisors. The Board then unanimously approved and declared the advisability of the terms and conditions of the Merger Agreement and all of the transactions contemplated thereby and recommended that the stockholders of the Company tender their Shares in the Offer.

    (2) FACTORS CONSIDERED BY THE BOARD

    In making the determination and recommendation described above, the Board of Directors of the Company considered a number of factors, including, without limitation, the following:

    - the Company's business, its current financial condition and results of operations, and its future prospects, and the Board's belief, on the basis of their familiarity with these matters, that the consideration to be received by the Company's stockholders in the transaction fairly reflects the Company's intrinsic value, including its potential for future growth;

    - the recent evaluation by the Board of the Company's strategic plan and the execution risks related to achieving the plan, compared to the risks and benefits of the transaction;

    - the price being paid for the Shares in the transaction represents

       - a 37.3% premium over the $27.50 closing sale price on the New York Stock Exchange on June 16, 1999 (the date on which press reports regarding a potential takeover of the Company were published),

       - a 31.8% premium over the $28.63 three month average price as of August 13, 1999, and

       -  a 15.0% premium over the $32.81 closing sale price on August 13, 1999;

    - the price being paid in the transaction represents a meaningful premium over the all-time high of $33 for historical market prices for the Shares;

    - the Offer allows holders of Shares to receive cash for their Shares as early as 20 business days from the commencement of the Offer;

    - the opinion of Morgan Stanley to the effect that the consideration to be received by the Company's stockholders in the Offer and the Merger, taken together, is fair to the stockholders from a financial point of view (a copy of such opinion setting forth assumptions made and matters considered by Morgan Stanley is included as Annex A to this Statement and should be read in its entirety);

    - the views expressed by Morgan Stanley that, based upon the nature of the Company's business and other factors, the likelihood of receiving a third party acquisition proposal (in cash or stock) that was financially superior to the consideration to be received pursuant to the Merger Agreement was, in its judgment, remote;

    - Morgan Stanley's advice that the price being paid in the transaction represents a multiple of 17.3x the estimated 1999 EBITDA (earnings before interest, taxes, depreciation and amortization) which compares favorably to the multiple of EBITDA paid in other transactions in the market research, database and direct marketing industries;

    - the fact that no party other than VNU had made or expressed any interest in making a takeover proposal or made related inquiries since June 16, 1999, the date on which press reports regarding a potential takeover of the Company were published;

    - that while the Company is prohibited from soliciting or encouraging acquisition proposals, the Company is permitted to furnish information concerning the Company to a third party who contacts the Company on an unsolicited basis and may engage in discussions or negotiations with a third party to the extent the Board concludes in good faith, based on the advice of outside counsel, that such action is reasonably necessary for the Board to act in a manner consistent with its fiduciary obligations;

    - the ability of the Company to terminate the Merger Agreement in order to accept a Superior Proposal;

    - the $70 million termination fee demanded by Parent and the Board's conclusion that, based on the advice of Morgan Stanley, such amount should not significantly deter any third party with serious interest in bidding for the Company and is reasonable in light of the benefits of the Offer and the Merger;

    - the limited number of instances in which a termination fee is payable by the Company;

    - the agreement of Parent not to commence the Offer prior to the fifth business day after the announcement of the Merger Agreement, which would permit any party interested in acquiring the Company up to 25 business days to prepare and communicate an acquisition proposal following announcement of the transaction;

    - the favorable timing of a sales transaction in light of the equity markets being close to an all-time high;

    - the fact that various provisions of the Merger Agreement impose obligations on Parent that improve the certainty of closing the transaction;

    - the price ultimately obtained in the Merger Agreement when considered in the context of the recent developments and agreements with respect to NetRatings and remaining uncertainties relating to the internet business;

    - the absence of a financing condition on Parent's obligation to consummate the Offer;

    - the agreement of Parent to pay $70 million to the Company if the Offer is not consummated due to Parent's condition relating to the Workers' council not being satisfied;

    - the limited number and nature of other conditions to Parent's obligation to consummate the Offer and the risk of non-satisfaction thereof, including the delivery of tax opinions;

    - the obligations of Parent and Purchaser under the Merger Agreement being guaranteed by VNU NV; and

    - the other terms and conditions of the Offer and the Merger.

    The Board of Directors did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Pursuant to the terms of the engagement letter dated July 27, 1999, the Company has retained Morgan Stanley to render financial advisory services to the Company, and in accordance with such engagement, Morgan Stanley has advised the Company with respect to the Offer and related matters.

    Morgan Stanley will be entitled to receive a fee equal to .65% of the aggregate value of the transaction (including assumed debt) in connection with any business combination transaction, such as the Offer and the Merger, such fee to be contingent upon the consummation of the transaction and payable at the closing thereof.

    The Company has also agreed to reimburse Morgan Stanley for its reasonable expenses, including travel and out-of-pocket expenses, and also including the reasonable fees and disbursements of outside counsel, and to indemnify Morgan Stanley and certain related persons against certain liabilities in connection with their engagement, including certain liabilities under the federal securities laws.

    In the ordinary course of its business, Morgan Stanley may from time to time effect transactions and hold positions in securities of the Company and Parent.

    Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to others with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) Except as set forth below, there have been no transactions in Shares that were effected during the past 60 days by the Company, or to the best knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

    The following purchases were made by executive officers pursuant to the Discounted Global Employee Stock Purchase Plan on June 30, 1999:

                                                                   214.7166
John Dimling...............................................          Shares
                                                                   161.2087
Anita Rubino...............................................          Shares
Stephen Boatti.............................................  75.0641 Shares
Thomas Young...............................................  97.8994 Shares

    (b) To the best knowledge of the Company, (i) its executive officers, directors, affiliates and subsidiaries currently owning Shares presently intend to tender such Shares to the Purchaser pursuant to the Offer and (ii) none of its executive officers, directors, affiliates or subsidiaries presently intend to otherwise sell any Shares that are owned beneficially or held of record by such persons. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to instructions from a third party with respect to such tender.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as set forth in this Statement, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (i) an extraordinary transaction such as a merger or reorganization involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as set forth in this Statement, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in
Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Purchaser pursuant to the Merger Agreement of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    The following exhibits are filed herewith:

Exhibit 2.1   Agreement and Plan of Merger dated as of August 15, 1999 among Parent,
              Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the
              Company's Current Report on Form 8-K filed with the Commission on August 19,
              1999).

Exhibit 99.1  Guarantee of VNU NV dated as of August 15, 1999 (incorporated by reference to
              Exhibit 99.2 to the Company's Current Report on Form 8-K filed with the
              Commission on August 19,1999).

Exhibit 99.2  Letter to Stockholders dated August 20, 1999.+

Exhibit 99.3  Press Release dated August 16, 1999 (incorporated by reference to Exhibit
              99.1 to the Company's Current Report on Form 8-K filed with the Commission on
              August 19, 1999).

Exhibit 99.4  Rights Agreement dated as of October 15, 1996 between the Company and First
              Chicago Trust Company of New York (incorporated by reference to Exhibit 1 to the Company's Current Report on Form 8-K filed with the Commission on October
              15, 1996).

Exhibit 99.5  Amendment to the Rights Agreement dated as of August 15, 1999 (incorporated by reference to Exhibit 2 to the Form 8-A/A of the Company filed with the
              Commission on August 17, 1999).

Exhibit 99.6  Opinion of Morgan Stanley & Co. Incorporated dated August 15, 1999.++

Exhibit 99.7  Information Statement Pursuant to Section 14(f) of the Securities Exchange
              Act of 1934 and Rule 14f-1 thereunder.+++

------------------------

+     Included in copy mailed to stockholders.

++   Included as Annex A in copy mailed to stockholders.

+++  Included as Annex B in copy mailed to stockholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                NIELSEN MEDIA RESEARCH, INC.

                                By:  /s/ STUART J. GOLDSHEIN
                                     -----------------------------------------
                                     Name: Stuart J. Goldshein
                                     Title: Vice President and Controller

Dated: August 20, 1999

                                 EXHIBIT INDEX

Exhibit 2.1   Agreement and Plan of Merger dated as of August 15, 1999 among Parent,
              Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the
              Company's Current Report on Form 8-K filed with the Commission on August 19,
              1999).

Exhibit 99.1  Guarantee of VNU NV dated as of August 15, 1999 (incorporated by reference to
              Exhibit 99.2 to the Company's Current Report on Form 8-K filed with the
              Commission on August 19,1999).

Exhibit 99.2  Letter to Stockholders dated August 20, 1999.+

Exhibit 99.3  Press Release dated August 16, 1999 (incorporated by reference to Exhibit
              99.1 to the Company's Current Report on Form 8-K filed with the Commission on
              August 19, 1999).

Exhibit 99.4  Rights Agreement dated as of October 15, 1996 between the Company and First
              Chicago Trust Company of New York (incorporated by reference to Exhibit 1 to the Company's Current Report on Form 8-K filed with the Commission on October
              15, 1996).

Exhibit 99.5  Amendment to the Rights Agreement dated as of August 15, 1999 (incorporated by reference to Exhibit 2 to the Form 8-A/A of the Company filed with the
              Commission on August 17, 1999).

Exhibit 99.6  Opinion of Morgan Stanley & Co. Incorporated dated August 15, 1999.++

Exhibit 99.7  Information Statement Pursuant to Section 14(f) of the Securities Exchange
              Act of 1934 and Rule 14f-1 thereunder.+++

------------------------

+     Included in copy mailed to stockholders.

++   Included as Annex A in copy mailed to stockholders.

+++  Included as Annex B in copy mailed to stockholders.